December 7, 2011

VIA FEDERAL EXPRESS AND EDGAR

Ms. Linda Cvrkel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C.  20549

            Re:       Gentex Corporation

            Form 10-K for the fiscal year ended December 31, 2010

            Filed February 22, 2011

            File No. 000-10235

Dear Ms. Cvrkel:

            This letter is being submitted on behalf of Gentex Corporation, a Michigan corporation (the "Company") in response to the comment letter from the staff of the Securities and Exchange Commission dated November 28, 2011 (the "Comment Letter").  In accordance with the instructions contained in the Comment Letter, this response letter provides the requested information.

The following responses are provided in italics under the numbered comments contained in the Comment Letter.

Annual Report on Form 10-K for the Year Ended December 31, 2010

Signatures, page 29

1.         Please confirm that in future filings your principal executive and principal financial and accounting officer will sign in their individual capacities as such.  Refer to General Instructions D(2)(a) of Form 10-K.

Response:

            With respect to signatures on page 29 of Form 10-K for the fiscal year ended December 31, 2010, we respectfully note that Fred Bauer (the Chairman and Chief Executive Officer of the Company) signed the Form 10-K as "Chairman and Principal Executive Officer" and Steven Dykman (Vice President-Finance and Treasurer of the Company)

Ms. Linda Cvrkel

December 7, 2011

signed the Form 10-K as "Vice President-Finance and Principal Financial and Accounting Officer."  As such, the principal executive officer of the Company (Fred Bauer) and the principal financial officer and the principal accounting officer of the Company (Steven Dykman) signed Form 10-K in accordance with the GENERAL INSTRUCTIONS D(2)(a) and (b) of Form 10-K.  Specifically, General Instruction D(2)(b) provides that:  "Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report."  The Form 10-K in question did indicate each capacity in which Mr. Bauer and Mr. Dykman signed the report.

In future filings, presuming no change, for clarity the signatures on Form 10-K will appear as follows:

            GENTEX CORPORATION

            By:                   /s/ Fred Bauer

                        Fred Bauer, Chairman and Chief Executive Officer

                        (Principal Executive Officer)

            and

            By:                   /s/ Steven Dykman

                        Steven Dykman, Vice President-Finance and Treasurer

                        (Principal Financial Officer and Principal Accounting Officer)

Note (1) Summary of Significant Accounting and Reporting Policies

Patents, page 40

2.         We note from the disclosure included in Note 1 that the Company's policy is to capitalize costs incurred to obtain patents.  We also note that the cost of patents in process is not amortized until issuance.  With regard to your capitalized patent costs, please tell us the specific nature of the costs incurred in connection with your patents and patents in process as of each balance sheet date presented.  As part of your response, please indicate whether these costs included any expenses that were incurred internally to develop such patents.  If so, please explain why you believe it was appropriate to capitalize these costs in accordance with the guidance outlined in ASC 350-30-25.

            Response:

            As of each balance sheet date presented in Form 10-K for the year ended December 31, 2010, the specific nature of the costs incurred in connection with patents and patents in process are third party attorney fees and other third party fees as well as third party costs related to the following:  the preparation of patent applications; government filings and registration fees; and drawings, computer searches, translations, and other items.

Ms. Linda Cvrkel

December 7, 2011

            None of the foregoing costs included any expenses that were incurred internally to develop such patents.  Therefore, the request for the Company to explain why it was appropriate to capitalize such costs in accordance with the guidance outlined in ASC 350-30-25 is not applicable and, as set forth above, the Company is properly capitalizing costs in accordance with the guidance outlined in ASC 350-30-25.

This letter has been submitted in electronic form, under the label "corresp" with a copy to the staff, within ten (10) business days of the Company's receipt of the Comment Letter (which occurred November 28, 2011).  In addition, the Company acknowledges that:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing is sufficiently responsive to your comments.  Please do not hesitate to contact me by telephone at 616-748-8514, by fax at 616-772-0321, or by e-mail at steve.dykman@gentex.com with any questions or comments you may have.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Steve Dykman

                                                                                    Steve Dykman

                                                                                    Vice President-Finance and Treasurer

c:         Mr. Fred Bauer

            Chairman and Chief Executive Officer

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